January 8, 2014

Writer's Direct Dial: +86 10 5920 1090

E-Mail: lhuang@cgsh.com

via edgar

Mr. Geoff Kruczek, Attorney-Advisor Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Yongye International, Inc.
Preliminary Proxy Statement on Schedule 14A as revised December 23, 2013 File No. 001-34444

Dear Mr. Kruczek:

Pursuant to our correspondence, please find attached marked changed pages to the preliminary proxy statement filed on December 23, 2013, reflecting your comments. Please confirm that the SEC has no further comments and that we can file the definitive proxy statement once all other information has been filled in.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (86) 10 5920 1090.

Very truly yours,

/s/Ling Huang

Ling Huang Esq.